POWUR PBC, PBC STATEMENT OF RISK FACTORS

Investing in the Securities involves a high degree of risk. The risk factors and all other information disclosed in this Subscription Agreement must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities.

Risks Related to the Company and the Offering

1. Financial Projections. There are financial projections relating to the development of the business that have been provided to the Investor in the Company's Business Plan. The Financial Projections are based on a number of assumptions and estimates of future operating revenues and expenses developed by the Company some of which may not materialize. In addition, various unanticipated events may occur which could affect the actual results achieved by the Company during the period covered by the Financial Projections. Consequently, actual results will vary from the Financial Projections, and these variations could be material. Prospective investors in the Company are cautioned not to place reliance on the Financial Projections. The Company will update or otherwise revise the Financial Projections to reflect material events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events that have significant consequences for the Financial Projections ("Material Adverse Effect"). The Financial Projections have not been examined, reviewed or compiled by independent public accountants. Each Investor should use his or her own experience and that of his or her own advisors to evaluate the Financial Projections. Neither the Company nor its Officer or professional advisors guarantees or warrants the projected results. The Company would be pleased to provide any prospective Investor with additional information concerning the Financial Projections and the assumptions upon which they are based.

2. Lack of Operating History. The Company has recently been formed and does not have an operating history on which prospective Investors may base an evaluation of its likely performance. The Company may be required to seek outside independent professionals to assist in assessing the risks and merits of certain developments in the business of the Company.

3. The Business of the Company. The Company intends to operate a direct selling business offering solar and other alternative energy products from sales made through a network of independent sales distributors. The success of the business will be directly related to the quality of the products sold by the Company and the effectiveness of its distributors. There is no assurance that there will be a demand for the products sold by the Company or that the independent distributors will be successful in their efforts.

4. Changes to Net Metering rules. The economic benefits to customers from installing solar panels in most US states and certain other countries are enhanced by net metering rules which require electric utilities to charge customers for the net amount of electricity consumed from the grid. This pricing structure is more favorable for solar customers than, for example, one in which they pay a retail price when they are drawing electricity from the grid (e.g. at night) and receive a wholesale credit when they are supplying electricity to the grid (e.g. during a warm and sunny afternoon). Another less favorable pricing structure would be one where solar customers got no financial credit for putting surplus electricity back into the grid. Changes to Net Metering rules that are adverse to solar customers could reduce demand for solar systems and negatively impact the Company.

5. Changes to minimum infrastructure charges. Electric utilities are permitted to levy minimum charges on solar customers, so that those who generate the same amount of electricity as they consume will still help pay for the upkeep and maintenance of the infrastructure they are using. Increases to minimum charges could reduce demand for solar systems and negatively impact the Company

6. Expiration or reductions to existing tax credits. There are significant tax incentives that enhance the economic benefits to customers from installing solar panels, including a US federal tax credit for systems placed into service before 1/1/2022, currently equal to 30% of the system cost. Reductions to tax incentives or a failure to

extend them when they expire could reduce demand for solar systems and negatively impact the Company.

7. Competition. There are many and diverse types of competitors in the same market the Company operates in. Some competitors are larger companies with significant cash reserves that allow them to develop sales and marketing businesses' for lower costs, which may affect business in the markets where the Company operates. Many of the current and potential competitors have longer operating histories and financial, sales, marketing and other resources greater than those possessed by the Company. As a result, competitors may be able to adapt more quickly to changes in the solar energy product market or to devote greater resources than the Company is able to provide. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors, which could negatively affect the revenues and earnings generated by the Company.

8. Reliance on Officers and the Board of Directors. All decisions regarding the business operations of the Company and the Company's affairs will be made exclusively by the Officers and the Board of Directors and not by the Stockholders. Accordingly, no person should purchase Stock unless that person is willing to entrust all aspects of the business operations to the Officers, management and the Board of Directors. Potential Investors must carefully evaluate the personal experience and business performance of the Officers and the Board of Directors, as well as their capabilities, prior to making an investment in the Stock. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the CEO Jonathan Budd and other Officers of the Company. The loss of Mr. Budd or other Officers could have a Material Adverse Effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, except as specifically provided in the Company's Stockholder's Agreement, the Officers may not be required to devote their time and attention exclusively to the Company. The Stockholders will not be involved in the decision-making process of the Officers or the Board of Directors, including but not limited to evaluating business opportunities or relevant business, economic, financial, or other information that will be used by the Officers and the Board of Directors in making decisions.

9. Conflicts of Interest. The Company will be subject to various potential conflicts of interest. Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. As provided in the Company's Stockholder's Agreement, the Officers will be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in the Company's Stockholder's Agreement that authorize the Officers to engage in investment, management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Company's Stockholder's Agreement contains certain protections for Stockholders against conflicts of interest faced by the Officers, but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

10. No Participation by Investors in the Company Management. Investors will have no right or power to participate in the management or control of the Company's business and must rely upon the Officers to manage the operations. Investors will be relying solely upon the ability of the Officers develop and operate the business of the Company. Except as specifically provided in the Company's Stockholder's Agreement, the Officers will have the exclusive right and power to manage the Company's business and affairs.

11. Limited Business Focus. The only currently contemplated focus for the business of the Company will be the development of the Company's direct selling business in the alternative energy market. Consequently, failure to meet the Company's expected development goals and business plan would most likely result in adverse economic consequences to the Company, including a delay or forbearance of cash distributions from the

Company to the Stockholders. In addition, there can be no assurance that the future projected financial performance of the Company can be timely achieved and, therefore, no guarantee can be given that there will be any distributions of dividends from the Company to the Stockholders.

12. Additional Capital Requirements. Although management has no present intention of securing loans for the Company for any working capital or other needs beyond the financing provided by this offering, the Officers and the Board of Directors are authorized to arrange for such loans. The Company has not received a commitment from any third party to make such future loans. However, there can be no assurance that such loans might be arranged or what the terms of any such borrowings might be. Any loans made to the Company would likely be superior to the financial interest of the Investors. The Company also has the right to make additional capital calls as needed for Company operations; however, no Stockholder is obligated to contribute any additional capital to the Company.

13. Timing of Dividends and Distributions. Any anticipated cash dividends or distributions should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed by the Company. Notwithstanding the preferred returns projected by the Company, there is no specific time established as to when any cash distributions will be made by the Company to the Stockholders. The assumptions upon which such distributions are based are subject to variations that may arise as future events actually occur. The Officers have the discretion to sell, merge, acquire or otherwise trade the business of the Company subject to the Company's Stockholder's Agreement. Therefore, it is difficult to determine or anticipate in what manner, and the amount of, cash distributions which might be paid to the Stockholders. Actual results for any period may or may not approximate the estimated statements in the Company's Financial Projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions herein. NEITHER THE OFFICERS NOR ANY OTHER PERSON OR ENTITY MAKES ANY REPRESENTATION OR WARRANTY AS TO THE FUTURE PROFITABILITY OF THE COMPANY.

14. Regulatory Concerns. The Company believes its operations will not subject the Company to the registration requirements of the Investment Company Act of 1940, as amended ("1940 Act"). There can be no assurance that the Company's belief in this regard will continue to be correct. Due to the various burdens of compliance with the 1940 Act, the Company's performance could be materially adversely affected if it becomes subject to the 1940 Act. Neither the Company nor its counsel can assure investors that, under certain conditions, changing circumstances, or changes in the law, the Company will not become subject to the 1940 Act or other burdensome regulation.

In general, the Company will seek to minimize the degree of governmental regulation and oversight to which the Company is subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act and the 1940 Act) that would be available if the Company were subject to greater regulatory and oversight burdens.

The direct selling activities of the Company may be subject to review and regulation of the United States Federal Trade Commission, state and federal consumer rights commissions and/or the Attorney's General of states in which the Company operates its business. Errors or omissions by management or its independent sales distributors may result in regulatory actions, which could negatively impact the business of the Company. Additionally, legislation and/or rules and regulations of the aforementioned regulatory organizations may restrict the business of the Company.

15. Lack of Agency Review. Since the Offering will not be registered under federal or state securities laws, prospective investors do not have the benefit of review of the Company's offering documents by the Securities and Exchange Commission or any state securities commission. The terms and conditions of the Offering may not comply with the guidelines and regulations established for investments that are required to be registered and qualified with those agencies.

16. Changes in Environment. The business, economic, political, environmental and regulatory environment within which the Company intends to operate may undergo substantial changes, some of which may be adverse to the Company. The Officers and the Board of Directors will have the exclusive right and authority (within the limitations of the Company's Stockholder's Agreement) to determine the manner in which the Company will respond to such changes, and Stockholders generally will have no right to withdraw from the Company or to demand specific modifications to the Company operations in response. Prospective investors are particularly cautioned that the strategies and procedures exercised by the Officers and their affiliates in the past may not be successful, or even practicable, for the Company.

17. Long Term Investment. An investment in the Company is a long-term commitment, and there is no assurance that any distributions of cash or other property will be made to the Stockholders.

18. Illiquid Investment. The Stock is subject to significant restrictions on transfer. Prospective investors in the Company will be required to represent that they have acquired their Stock for investment purposes only and not with a view to or for sale in connection with any distribution of such Stock. The Stock has not been registered under the Securities Act and, therefore, is subject to restrictions on transfer under the Securities Act. In addition, the Stock will be subject to these restrictions including restrictions on transfer, rights of first refusal and other provisions set forth in the Company's Stockholder's Agreement.

19. Legal Counsel. Documents relating to the Offering, including the Subscription Agreement to be completed by each investor and the Company's Stockholder's Agreement, are detailed and often technical in nature. Legal counsel used in drafting these agreements represents the Company and do not purport to represent the interests of any Investor. Accordingly, each prospective Investor is urged to consult with its own legal counsel before investing in the Company. Finally, in advising as to matters of law (including matters of law described in the offering documents), legal counsel has relied, and will rely, upon representations of fact made by the Officers. Such advice may be materially inaccurate or incomplete, if such representations are themselves inaccurate or incomplete, legal counsel has not been engaged to undertake an independent investigation with regard to such representations.

20. Factual Statements. Certain factual statements made in the offering documents are based upon information from various sources including the Officers' own experience. The Officers may or may not have independently verified such information and does not accept liability for any inaccuracy or inadequacy thereof. The Officers have not engaged independent legal counsel to review and verify where possible statements relating to the experience, track record, skills, contacts or other attributes of the Officers or other members of the Company's management team, or statements by management regarding the Company's anticipated future performance.

21. Risks Related to Forward-Looking Statements. An investment in the Stock, which are securities issued by the Company, is subject to significant risks. Statements, other than statements of historical facts, included in the Investor offering documents, address activities, events or developments that the Officers and the Company anticipate will or may occur in the future. Thus, the offering documents contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions.

Although the Officers believe that the expectations reflected in the forward-looking statements are based on reasonable assumptions, these expectations may not prove to be correct. These forward-looking statements include such things as: investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by the Officers in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform to these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of the Officers and the Company.

All of the forward-looking statements made in the offering documents, are qualified by these cautionary statements. There can be no assurance that actual results will conform to the Officers' expectations.

22. Loss on Dissolution and Termination. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company will be distributed among the Stockholders of record at the time of liquidation, but only after the satisfaction of the claims of creditors of the Company. The ability of a Stockholder to recover all or any portion of such Stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize profits on such liquidation or that any liquidation distributions will be made to the Investors.

23. Limitation of Liability/Indemnification of the Officers. The Officers, attorneys, agents and employees may not be liable to the Company or Stockholders for errors of judgment or other acts or omissions not constituting gross negligence or willful malfeasance as a result of certain indemnification provisions in the Company's Stockholder's Agreement. A successful claim for such indemnification would deplete the Company's assets by the amount paid.

Certain Tax Matters

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, EACH INVESTOR SHOULD BE INFORMED THAT (I) THIS DISCUSSION IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (II) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE STOCK, AND (III) EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE COMPANY.

THE FOREGOING RISK FACTORS REFLECT MANY, BUT PERHAPS NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE STOCK. EACH INVESTOR MUST MAKE HIS OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT AND SHOULD READ THE ENTIRE CONTENTS OF THE INVESTOR TERM SHEET BEFORE DOING SO.

Other General Risks

1. General economic conditions. The business of the Company is subject to the effects of general global economic and market conditions. If these conditions deteriorate, the Company's business, results of operations or financial condition could be materially adversely affected. Possible consequences from uncertainty or further deterioration include: insolvency of key partners or customers, inability of customers to secure financing, delayed customer payments, fail to pay or default on credit extended to them, and could have a material adverse effect on our results of operations or financial condition.

2. Changes in Accounting Rules. The Financial Accounting Standards Board ("FASB") promulgates new accounting principles that could have a material adverse impact on our results of operations or financial condition. The FASB is currently contemplating a number of new accounting pronouncements, which, if approved, could materially change our reported results. Such changes could have a material adverse impact on our results of operations and financial position.

3. War acts of terrorism, natural disasters or climate change. Terrorist acts, acts of war, natural disasters, or the direct and indirect effects of climate change (such as sea level rise, increased storm severity, drought, flooding, wildfires, pandemics, and social unrest from resource depletion and rising food prices) may cause damage or disruption to our employees, facilities, customers, partners, suppliers, distributors and resellers, which could have a material adverse effect on our business, results of operations or financial condition. Such events may also cause damage or disruption to transportation and communication systems and to our ability to manage logistics in such an environment, including receipt of components and distribution of products

Conclusion

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.